January 2, 2025

Mr. Barrett Garrison
Chief Financial Officer
Digital Turbine, Inc.
110 San Antonio Street, Suite 160
Austin, TX 78701

        Re: Digital Turbine, Inc.
            Form 10-K for the year ended March 31, 2024
            Filed May 28, 2024
            File No. 001-35958
Dear Mr. Barrett Garrison:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction